FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13896
For the month of September 2010
Total Number of Pages 30
NIDEC CORPORATION
(Translation of registrant’s name into English)
338 KuzeTonoshiro-Cho,
Minami-Ku, Kyoto 601-8205 Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2

Information furnished on this form:
EXHIBITS

Exhibit Number
99.1	Press Release, dated September 2, 2010, with respect to the issue and offer by NIDEC CORPORATION of Zero Coupon Convertible Bonds due 2015.

99.2	Press Release, dated September 2, 2010, with respect to the determination of the terms of issue of Zero Coupon Convertible Bonds due 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 2, 2010

NIDEC CORPORATION
By:	/s/ Masahiro Nagayasu
	Name:	Masahiro Nagayasu
	Title:	General Manager, Investor Relations